Exhibit 99.2
Income Statement by activity
Unaudited

	For the three months ended September 30, 2020			For the three months ended September 30, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	25,814	25,785	50	27,322	27,285	71
Cost of revenues	21,715	21,710	26	23,768	23,761	41
Selling, general and other costs	1,527	1,521	6	1,601	1,596	5
Research and development costs	670	670	—	1,456	1,456	—
Result from investments	45	(21)	66	43	(16)	59
Gains on disposal of investments	—	—	—	—	—	—
Restructuring costs	12	12	—	(1)	(1)	—
Net financial expenses	295	295	—	280	280	—
Profit before taxes	1,640	1,556	84	261	177	84
Tax expense	435	429	6	440	433	7
Result from intersegment investments	—	78	—	—	77	—
Net profit/(loss) from continuing operations	1,205	1,205	78	(179)	(179)	77
Profit from discontinued operations, net of tax	—	—	—	—	—	—
Net profit/(loss)	1,205	1,205	78	(179)	(179)	77

Adjusted EBIT	2,276	2,192	84	1,959	1,875	84

	For the nine months ended September 30, 2020			For the nine months ended September 30, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	58,088	57,972	196	78,544	78,385	254
Cost of revenues	51,636	51,605	111	68,038	67,985	148
Selling, general and other costs	4,007	3,991	16	4,691	4,673	18
Research and development costs	2,179	2,179	—	2,911	2,911	—
Result from investments	118	(57)	175	159	(16)	175
Gains on disposal of investments	4	4	—	7	7	—
Restructuring costs	55	55	—	195	195	—
Net financial expenses	745	745	—	784	784	—
Net (loss)/profit before taxes	(412)	(656)	244	2,091	1,828	263
Tax expense	1,125	1,104	21	969	943	26
Result from intersegment investments	—	223	—	—	237	—
Net (loss)/profit from continuing operations	(1,537)	(1,537)	223	1,122	1,122	237
Profit from discontinued operations, net of tax	—	—	—	3,970	3,970	—
Net (loss)/profit	(1,537)	(1,537)	223	5,092	5,092	237

Adjusted EBIT	1,400	1,156	244	4,553	4,290	263

Statement of Financial Position by activity
Unaudited

	At September 30, 2020			At December 31, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	13,678	13,678	—	14,257	14,257	—
Other intangible assets	12,638	12,634	4	12,447	12,442	5
Property, plant and equipment	27,684	27,679	5	28,608	28,605	3
Investments and other financial assets	3,229	3,617	1,746	3,019	3,467	1,549
Deferred tax assets	1,214	1,188	26	1,689	1,660	29
Inventories	9,146	9,128	18	9,722	9,722	—
Assets sold with a buy-back commitment	1,092	1,092	—	1,626	1,626	—
Trade receivables	2,142	2,146	156	2,064	2,067	30
Receivables from financing activities	2,129	807	2,028	3,155	1,106	3,176
Tax receivables	257	264	3	466	459	7
Other assets	4,713	4,709	7	5,601	5,594	7
Cash and cash equivalents	26,016	25,748	268	15,014	14,867	147
Assets held for sale	310	310	—	376	376	—
TOTAL ASSETS	104,248	103,000	4,261	98,044	96,248	4,953
Equity and Liabilities
Equity	25,181	25,181	2,131	28,675	28,675	1,995
Employee benefits liabilities	8,834	8,832	2	9,051	9,049	2
Provisions	11,854	11,852	5	14,005	14,000	7
Deferred tax liabilities	1,760	1,760	—	1,628	1,628	—
Debt	26,413	25,301	1,818	12,901	11,278	2,750
Trade payables	20,378	20,382	156	21,616	21,610	26
Other financial liabilities	604	604	—	318	318	—
Tax liabilities	740	723	24	400	378	27
Other liabilities	8,292	8,169	125	9,214	9,072	146
Liabilities held for sale	192	196	—	236	240	—
TOTAL EQUITY AND LIABILITIES	104,248	103,000	4,261	98,044	96,248	4,953

Statement of Cash Flows by activity
Unaudited

	For the nine months ended September 30, 2020			For the nine months ended September 30, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOW FROM OPERATING ACTIVITIES:
Net (loss)/profit from continuing operations	(1,537)	(1,537)	223	1,122	1,122	237
Amortization and depreciation	3,847	3,846	1	4,080	4,078	2
Net losses/(gains) on disposal of non-current assets and other non-cash items	958	907	(172)	1,497	1,433	(173)
Dividends received	73	94	—	66	69	—
Change in provisions	(1,543)	(1,543)	—	(1,390)	(1,390)	—
Change in deferred taxes	606	606	—	469	465	4
Change in items due to buy back commitments and GDP vehicles	(209)	(206)	(3)	122	122	—
Change in working capital	703	712	(9)	436	444	(8)
Cash flows (used in)/from operating activities - discontinued operations	—	—	—	(308)	(308)	—
TOTAL	2,898	2,879	40	6,094	6,035	62
CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(6,180)	(6,179)	(1)	(5,482)	(5,481)	(1)
Investments in joint ventures, associates and unconsolidated subsidiaries	(63)	(63)	—	(2)	(2)	—
Proceeds from the sale of tangible and intangible assets	95	95	—	60	60	—
Net cash proceeds from disposal of discontinued operations	—	—	—	5,348	5,348	—
Net change in receivables from financing activities	694	(75)	769	96	61	35
Change in securities	257	328	(71)	15	15	—
Other changes	3	1	2	29	29	—
Cash flows used in investing activities - discontinued operations	—	—	—	(155)	(155)	—
TOTAL	(5,194)	(5,893)	699	(91)	(125)	34
CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	14,200	14,756	(556)	(1,006)	(862)	(144)
Distributions paid	—	—	(21)	(3,056)	(3,056)	(3)
Cash flows from/(used in) financing activities - discontinued operations	—	—	—	325	325	—
TOTAL	14,200	14,756	(577)	(3,737)	(3,593)	(147)
Translation exchange differences	(897)	(856)	(41)	539	541	(2)
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	11,007	10,886	121	2,805	2,858	(53)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	15,014	14,867	147	12,450	12,275	175
ADD: CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	17	17	—	719	719	—
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	11,007	10,886	121	2,805	2,858	(53)
LESS: CASH AND CASH EQUIVALENTS AT END OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	22	22	—	—	—	—
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	26,016	25,748	268	15,974	15,852	122

Net Cash/(Debt) by activity
Unaudited

	At September 30, 2020			At December 31, 2019
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Third parties debt (Principal)	(26,404)	(25,134)	(1,270)	(12,910)	(11,121)	(1,789)
Capital market(1)	(8,736)	(8,392)	(344)	(6,676)	(6,277)	(399)
Bank debt	(15,515)	(14,631)	(884)	(3,868)	(2,642)	(1,226)
Other debt(2)	(417)	(376)	(41)	(726)	(564)	(162)
Lease liabilities	(1,736)	(1,735)	(1)	(1,640)	(1,638)	(2)
Accrued interest and other adjustments(3)	(9)	(3)	(6)	9	10	(1)
Debt with third parties from continuing operations (excluding held for sale)	(26,413)	(25,137)	(1,276)	(12,901)	(11,111)	(1,790)
Debt classified as held for sale	(69)	(69)	—	(81)	(81)	—
Debt with third parties including held for sale	(26,482)	(25,206)	(1,276)	(12,982)	(11,192)	(1,790)
Intercompany, net(4)	—	375	(375)	—	792	(792)
Current financial receivables from jointly-controlled financial services companies(5)	97	97	—	83	83	—
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies, including held for sale	(26,385)	(24,734)	(1,651)	(12,899)	(10,317)	(2,582)
Derivative financial assets/(liabilities), net of collateral deposits (excluding held for sale)(6)	136	136	—	(178)	(178)	—
Current debt securities(7)	171	110	61	480	480	—
Cash and cash equivalents	26,016	25,748	268	15,014	14,867	147
Cash and cash equivalents, current debt securities and Derivative financial assets/(liabilities), net, classified as held for sale	22	22	—	17	17	—
Total Net cash/(debt) including held for sale	(40)	1,282	(1,322)	2,434	4,869	(2,435)
Net industrial cash/(debt) from continuing operations (excluding held for sale)(8)		1,382			4,859
Net industrial cash/(debt) from held for sale(8)		(100)			10
Total Net industrial cash/(debt)		1,282			4,869
________________________________________________________________________________________________________________________________________________
Note: The assets and liabilities of FCA's global cast iron components business have been classified as held for sale within the Consolidated Statement of Financial Position at December 31, 2019 and September 30, 2020.
(1) Includes notes issued under the Medium Term Programme, or MTN Programme, and other notes (€8,388 million at September 30, 2020 and €6,277 million at December 31, 2019) and other debt instruments (€348 million at September 30, 2020 and €399 million at December 31, 2019) issued in financial markets, mainly from LATAM financial services companies.
(2) Includes asset-backed financing, i.e. sales of receivables for which de- recognition is not allowed under IFRS (€27 million at September 30, 2020 and €151 million at December 31, 2019), and other debt.
(3) Includes adjustments for fair value accounting on debt and net (accrued)/deferred interest and other amortizing cost adjustments.
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€542 million at September 30, 2020 and €960 million at December 31, 2019) and industrial activities entities' financial payables due to financial services entities (€167 million at September 30, 2020 and €168 million at December 31, 2019).
(5) Financial receivables due from FCA Bank.
(6) Fair value of derivative financial instruments (net positive €104 million at September 30, 2020 and net negative €220 million at December 31, 2019) and collateral deposits (€32 million at September 30, 2020 and €42 million at December 31, 2019).
(7) Excludes certain debt securities held pursuant to applicable regulations (€63 million at September 30, 2020 and €50 million at December 31, 2019).
(8) At September 30, 2020 amounts include net intercompany financial payables due from activities included within assets held for sale of €53 million (net intercompany financial payables due to activities included within assets held for sale of €74 million at December 31, 2019).